FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of March 31, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE LETTER BELOW

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

N/A

9) Class of security

0.5P ORDINARY SHARES

10) Date of transaction

NOT STATED

11) Date company informed

31 March 2003

12) Total holding following this notification

63,552,198

13) Total percentage holding of issued class following this notification

3.71%

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES

0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..31 March 2003..

LETTER FROM GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD

In compliance with Section 198 of Companies Act 1985 we wish to inform you that the following persons have decreased their interest in the ordinary shares of Signet Group plc as at 27 Mar 2003.

a. Beneficial owner's name: Government of Singapore

Holdings: 42,834,908 shares

Registered holder's name: The Securities Management Trust Ltd (A/c No:SMC)

Holdings: 4,500,000 shares

Registered holder's name: Nortrust Nominees Limited (A/c No:EM073)

Holdings: 20,202 shares

Registered holder's name: Nortrust Nominees Limited (A/c No:EM167)

Holdings: 12,000 shares

Registered holder's name: Nortrust Nominees Limited (A/c No:EM174)

b. Beneficial owner's name: Monetary Authority of Singapore

Holdings: 1,812,627 shares

Registered holder's name: The Securities Management Trust Ltd

(A/c No: SMB)

Holdings: 7,100,568 shares

Registered holder's name: The Securities Management Trust Ltd

(A/c No: SMH)

Holdings: 10,271,893 shares

Registered holder's name: The Bank of New York Nominees Limited

(A/c No: ACCJ)

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   March 31, 2003